Exhibit 4.25

[English Translation]

TECHNOLOGY TRANSFER AGREEMENT

Parties to the Agreement:

ThaiLin Semiconductor Corp., a company incorporated under the laws of the Republic of China, and its principal office of business is located at 4, Yende Road, Fengshan Village, Hukou, Hisinchu (hereinafter referred to as “ThaiLin”); and

ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and its principal office of business is located at 1, R & D Road 1, Hsinchu Science-Based Industrial Park (hereinafter referred to as “ChipMOS TECHNOLOGIES”).

This Technology Transfer Agreement is made and executed as of the 24th day of December, 2002, by and between the two Parties.

WHEREAS, ChipMOS TECHNOLOGIES controls certain technologies for the package assembly and testing of semiconductor (silicon and synthesized semiconductor) integrated circuits (including sub-systems and modules) products, and related Copy Rights and internal management systems, and ChipMOS TECHNOLOGIES has the right and desires to transfer the aforesaid technologies, Copy Rights and systems to ThaiLin and provide related technical support and consulting services to ThaiLin; and

WHEREAS, ThaiLin wishes to obtain the aforesaid technologies, Copy Rights and systems and related technical support and consulting services.

NOW, THEREFORE, after prudent consultation, the two Parties executed this Agreement and agreed as follows:

ARTICLE I    Definitions

1.1    “Confidential Information” shall mean all information disclosed to a Party by the other Party in connection with this Agreement that is conveyed (a) in written, graphic, or other tangible form and conspicuously marked “confidential”, “proprietary” or in some other manner to indicate its confidential or proprietary nature; or (b) orally, provided that such information is designated in writing as confidential or proprietary within thirty (30) days of such oral disclosure.

1.2    “Improvements” shall mean any modifications, improvements, changes or derivative works to the Licensed Technology, Technical Documentation or Services.

1.3    “Licensed Products” shall mean all products using the Licensed Technology, and assembled and tested at facilities of ThaiLin.

1.4    “Licensed Systems” shall mean the internal management systems transferred by ChipMOS TECHNOLOGIES for the purposes of implementing the Licensed Technology and optimizing the performance of production lines of ThaiLin. The Licensed Systems are listed exclusively in Annex I.

1.5    “Licensed Technology” shall mean, collectively, Patents, Know-How and Copy Rights which are licensed or provided pursuant to the terms of this Agreement, and are necessary for package assembly or testing of the Licensed Products, and which is controlled by ChipMOS TECHNOLOGIES at the date of this Agreement. The Licensed Technology is exclusively set forth in Annex II.

For purposes of this Agreement, (a) “Patents” means all patent rights and all right, title and interest in all patent applications and patents to issue on them, all letters patent or equivalent rights and applications, including any reissue, extension, division, continuation or continuation-in-part applications throughout the world; (b) “Know-How” means all technical information, (including but not limited to technical data or specifications, drawings, engineering information, process or production information, formulas, information on compositions of matter, techniques or methods, software or computer programs, and proprietary tools) related to the package assembly or testing of the Licensed Products, which is available at ChipMOS TECHNOLOGIES at the date of this Agreement; (c) “Copy Rights” means all Copy Rights related to the package assembly or testing of the Licensed Products, which is available at ChipMOS TECHNOLOGIES at the date of this Agreement.

1.6    “Services” shall mean technical support or consulting services ChipMOS TECHNOLOGIES tenders to ThaiLin under this Agreement.

1.7    “Technical Documentation” shall mean all drawings, data, charts, graphs, procedure books, operation manuals and data, technical processes and other tangible technical literature, necessary for the package assembly or testing of the Licensed Products, which is controlled by ChipMOS TECHNOLOGIES at the date of this Agreement.

1.8    “Technology Provider” shall mean either of ChipMOS TECHNOLOGIES or its designated subsidiary, which is responsible for delivery of the Technical Documentation and provision of the Services.

1.9    “Effective Date” shall mean the date of capital increase on which ThaiLin issued new shares in its initial public offering in 2002.

ARTICLE II    Technology Transfer

2.1    ThaiLin agrees to acquire from ChipMOS TECHNOLOGIES, and ChipMOS TECHNOLOGIES agrees to transfer to ThaiLin the Licensed Technology and the Licensed Systems.

2.2    The Parties agree that the transfer of the Licensed Technology and the Licensed Systems shall be implemented by way of delivery of the Technical Documentation and provision of technical support and consulting services in accordance with this Agreement. The Parties acknowledge and agree that the nature of the transfer hereunder shall be that of grant of license under the Licensed Technology and the Licensed Systems without transferring the title or ownership thereof, and the Licensed Technology and the Licensed Systems shall remain the exclusive and proprietary property of the Technology Provider at all times and for all purposes.

ARTICLE III    Consideration

In consideration for the transfer of the Licensed Technology and the Licensed Systems, ThaiLin shall pay ChipMOS TECHNOLOGIES the lump sum of NT$83,550,000. ThaiLin shall transfer the whole aforesaid lump sum to a bank account designated by ChipMOS TECHNOLOGIES within sixty (60) days after receipt of the invoice from ChipMOS TECHNOLOGIES.

ARTICLE IV    Delivery of Technical Documentation

4.1    The Technology Provider shall deliver the Technical Documentation to ThaiLin.

4.2    Unless the nature of the Technical Documentation being delivered requires a physical delivery, all Technical Documentation shall be delivered by electronic means with encryption, to the extent permissible under the applicable law, or other due safeguard for the transmission with necessary assistance from ThaiLin.

4.3    In the case of physical delivery of the Technical Documentation, the delivery shall be made at the risk and expense of ThaiLin.

4.4    In the case of electronic transfer, the Technology Provider shall give an advance notice to ThaiLin of such transmission, and shall maintain records of the data replicated; and ThaiLin shall inform the Technology Provider of receipt of such data within three days from receipt.

4.5    ThaiLin shall be responsible for maintaining a database compatible with the Technology Provider’s system for ensuring the security of the data, and for controlling access by its employees.

ARTICLE V    Services

5.1    The Technology Provider shall provide the Services to ThaiLin in accordance with this Agreement. The Services may include, but are not limited to, support and advice regarding implementation of transfer of Licensed Technology, installation of the Licensed Systems, cost-effect analysis, troubleshooting, quality control and maintenance of the Licensed Products. The Services are intended to assist ThaiLin in achieving a better marketing position for the Licensed Products, and obtaining information on technology progress in connection with the Licensed Products. Notwithstanding the foregoing, the specific amount and type of the Services and the resources extended by the Technology Provider to render the Services shall be mutually agreed to by the two Parties from time to time.

5.2    During the stages of implementation of transfer of Licensed Technology at the facilities of ThaiLin, establishment of production line, testing and quality control systems of ThaiLin in connection with the Licensed Products, the Technology Provider shall dispatch its engineers to provide on-site Services (“Phase I Services”) by way of giving instruction and guidance to the staff of ThaiLin with respect to the establishment of production line, testing and quality control systems in connection with the Licensed Products, and supervising the manufacture operation of ThaiLin. The period of Phase I Services shall be no longer than 6 months from the Effective Date.

5.3    After the Phase I Services and during the Term, the Technology Provider shall provide the off-site Services during its normal business hours by methods of off-site communication including electronic mail, facsimile transmission, and telephone communication.

5.4    During the period of Phase I Services, the Technology Provider shall send technical experts to the facilities of ThaiLin to carry out training program as pre-scheduled by the Parties. The training program shall be designed by the Technology Provider so as to familiarize the technical staff of ThaiLin with the operation of the Licensed Technology and Licensed Systems, and the package assembly and testing of the Licensed Products.

5.5    ThaiLin shall provide the Technology Provider with all the necessary assistance to facilitate the provision of the Services by the Technology Provider. The Parties shall designate their respective coordinators to facilitate the transfer of Licensed Technology, and the provision of the Services.

ARTICLE VI    License

Subject to the terms and conditions of this Agreement, ChipMOS TECHNOLOGIES hereby grants to ThaiLin a non-exclusive, non-transferable right and license (without the right to grant sublicenses) (“License”) within the territory of the Republic of China under the Licensed Technology and Licensed Systems to package, assemble, test, sell, use, improve, lease the Licensed Products. ThaiLin shall not transfer or assign the License nor shall have the rights and licenses under this Agreement exercised or enjoyed by any third party. The License shall be valid for the term of this Agreement unless terminated earlier under Section 13.2 and 13.3.

ARTICLE VII    Improvements

7.1    All Improvements made after Effective Date jointly (provided that the features of such improvements are such that it is impossible to separate them for the purpose of applying for or obtaining the relevant patent protection) by one or more employees of ThaiLin with one or more employees of the Technology Provider (including the Technology Provider’s employees seconded or assigned to work temporarily at facilities of ThaiLin) shall be jointly owned by ThaiLin and the Technology Provider, and each of them shall have the right to use such jointly owned Improvements, subject to the following conditions:

7.1.1    ThaiLin and the Technology Provider shall each have the right to grant licenses (including the right for any licensee to grant sublicenses) to third party (unless such third party is a competitor of the Technology Provider) without compensation to the other party and/or their employees, and necessary consent is hereby given by the other party for the granting of such licenses as may be required by the law of any country; and

7.1.2    The expenses and costs in procuring and maintaining the intellectual property protection for the jointly owned Improvements shall be equally shared by ThaiLin and the Technology Provider. The Technology Provider and ThaiLin shall agree whether to apply for patent or other appropriate protection and, if so, which party shall prepare and prosecute such application and in which countries corresponding applications shall be filed and by whom.

7.2    The Improvements solely made by the employees of a party shall be solely owned by that party. ThaiLin and the Technology Provider agree to keep secret and confidential the Improvements solely made by or jointly made with the other party.

7.3    During the term of this Agreement, ThaiLin shall notify the Technology Provider of Improvements it has made. If the Improvements are solely owned by ThaiLin, ThaiLin shall grant the Technology Provider an non-exclusive, unrestricted, royalty-free, worldwide and perpetual right and license (with the right to grant sublicenses) to use, make, trust to make, develop, trust to develop, sell, import, lease and otherwise dispose of any semiconductor products and to use any apparatus and/or material and any method and/or process in the manufacture of such products.

7.4    During the term of this Agreement, the Technology Provider may grant to ThaiLin non-exclusive right and license under the Improvements solely owned by the Technology Provider at terms and conditions to be agreed upon by ThaiLin and the Technology Provider.

ARTICLE VIII    Expenses and Taxes

8.1    ThaiLin shall be responsible for all expenses incurred by ThaiLin or the Technology Provider in connection with the transfer of the Licensed Technology and Licensed Systems, and the provision of the Services.

8.2    ThaiLin shall be responsible to pay all applicable taxes, levies, duties in connection with this Agreement, including but not limited to taxes on the consideration for the License.

ARTICLE IX    Warranties

9.1    ChipMOS TECHNOLOGIES represents and warrants that:

(i)	ChipMOS TECHNOLOGIES is a company incorporated under the laws of the Republic of China and in good standing, it is authorized by its board of directors or shareholders’ meeting to have the requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

(ii)	ChipMOS TECHNOLOGIES has the right to transfer the Licensed Technology and to grant the License;
(iii)	As of the date of this Agreement, no known third party infringement claim concerning the use of the Licensed Technology has been formally made against ChipMOS TECHNOLOGIES; and

(iv)	The Licensed Technology and Technical Documentation to be transferred hereunder shall be provided on an “AS IS” basis and shall be the same in both scope and contents as those available at ChipMOS TECHNOLOGIES on the date of this Agreement.

9.2    ThaiLin represents and warrants that:

(i)	ThaiLin is a company incorporated under the laws of the Republic of China and in good standing, it is authorized by its board of directors or shareholders’ meeting to have the requisite power and authority to enter into this Agreement and to perform its obligations hereunder;

(ii)	ThaiLin shall use the Licensed Technology on the Licensed Products only; and

(iii)	ThaiLin has conducted sufficient due diligence investigation with respect to the Licensed Technology in all respects, including but not limited to, the legal status and the technical effectiveness thereof.

9.3    Nothing contained in this Agreement shall be construed as warranty or representation that the possession or use of any Licensed Technology, Licensed Systems provided under this Agreement and/or the manufacture, sale, lease, use or other disposition of systems, apparatus, material, circuits, devices, software and products hereunder will be free from infringement of intellectual property rights of third parties.

9.4    ChipMOS TECHNOLOGIES makes no representation or warranty as to the effectiveness, accuracy, or suitability for ThaiLin’s use of any Licensed Technology, Licensed Systems provided under this Agreement, or for the quality or successful manufacture of any product made hereunder, nor does ChipMOS TECHNOLOGIES assume any responsibility or liability for any costs, losses or damages, whether direct or indirect, consequential or incidental, or for any lost interests or expected interests of ThaiLin.

ARTICLE X    Indemnification

Each Party (the “Indemnifying Party”) shall indemnify and hold the other Party (the “Indemnified Party”) and its directors, supervisors, officers, employees, agents and consultants (“Indemnified Persons”) harmless from and against any and all damages, losses, claims, expenses, costs (including reasonable attorneys’ fees and litigation or arbitration costs) or other liability incurred by the Indemnified Party and Indemnified Persons, arising out of or relating to any breach of a representation, warranty or covenant of the Indemnifying Party under this Agreement. Provided that the Indemnified Party shall provide to the Indemnifying Party prompt written notice of any such claim for which indemnification is sought and shall further provide reasonable cooperation in the defense and all related settlement negotiations thereof. The Indemnifying Party shall have the right to control the defense of a claim for which indemnification is sought hereunder. Notwithstanding any of the foregoing, the Indemnified Party shall have the right, in its absolute discretion and at its sole cost, to employ attorneys of its own choice in the defense of such claim. The indemnification liability of either Party hereunder shall in no event exceed the consideration for transfer of the Licensed Technology as described in Section 3.1.

ARTICLE XI    Third Parties Claim

In case of a third party’s infringement claim directed to the use of Licensed Technology, Technical Documentation or Services, or the package assembly, testing or sales of the Licensed Products (“Third Party Claim”), the Parties agree to cooperate fully with each other. At the request and expense of the Party being subject to the Third Party Claim, the other Party shall provide necessary assistance and permit access to its personnel, records, papers, and information necessary for the defense thereof. The assistance and access provided by either Party hereunder shall be the sole and exclusive obligation of that Party with respect to the Third Party Claim.

ARTICLE XII    Confidentiality

12.1    The Licensed Technology, Licensed Systems and Technical Documentation shall be deemed as Confidential Information for all purposes and at all times. Notwithstanding the above, information shall not be deemed confidential if it is proved with conclusive evidence, where:

(i)	is generally known to the public without violation of any provisions herein;

(ii)	was known to and held in written or other recording form by each Party (“Receiving Party”) prior to the disclosure of the other Party (“Disclosing Party”), however, upon the receipt thereof, the Receiving Party shall notify the Disclosing Party immediately and in writing that the Receiving Party has knowledge thereof;

(iii)	is disclosed with the prior written approval of the Disclosing Party;

(iv)	was independently developed by the Receiving Party without any use of or reference to the Confidential Information of the Disclosing Party; or

(v)	becomes known to the Receiving Party from a source other than the Disclosing Party without breach of this Agreement and not subject to confidentiality duty.

12.2    Each Party agrees that it shall not use or disclose to any person or entity the Confidential Information of the other Party, except that each Party may:

(i)	use the Confidential Information of the other Party to carry out the activities expressly permitted hereunder;

(ii)	disclose the Confidential Information of the other Party to those persons who have a need to know such Confidential Information in order to carry out the activities expressly permitted hereunder on behalf of the Receiving Party and who are bound by confidentiality obligations no less stringent than those contained herein; and

(iii)	disclose the Confidential Information as required by law or orders from any government departments, legislative organs or governing courts, provided that, in such event, the Party subject to such obligation shall promptly notify the other Party to allow intervention to contest or minimize the scope of the disclosure or apply for a protective order.

Each Party agrees to take precautions to prevent unauthorized disclosure or use of the Confidential Information, and such precautions shall be consistent with the precautions used to protect the receiving Party’s own confidential information of like significance, but in no event less than the care exercised by a reasonable business person in the protection of its valuable confidential information. In the event that a Receiving Party learns or has reason to believe that any person who has had access to the Confidential Information of the Disclosing Party has violated or intends to violate the terms of this Agreement, the Receiving Party shall immediately notify the Disclosing Party and shall cooperate with such Disclosing Party in seeking any relief against any such person or violation.

12.3    All Confidential Information of a Disclosing Party shall remain the sole property of such Disclosing Party. Upon the termination of this Agreement, or at any time the Disclosing Party requires, the Receiving Party shall return the Confidential Information of the Disclosing Party and shall not keep or retain any copies of the Disclosing Party’s Confidential Information.

12.4    ThaiLin shall not disclose or announce the existence or the terms of this Agreement, without the prior written consent of ChipMOS TECHNOLOGIES.

12.5    ThaiLin shall procure non-disclosure undertaking from its employees having access to the Confidential Information of the Technology Provider on a need-to-know basis. The terms of the non-disclosure undertaking shall be no less stringent than those contained herein. The Technology Provider may request ThaiLin to provide a list of the foregoing employees and copies of the non-disclosure undertakings, and update such list in a timely manner.

12.6    In the event of any unauthorized disclosure of the Technology Provider’s Confidential Information by any of ThaiLin’s employees (in such case, it shall be deemed a violation by ThaiLin), the Technology Provider shall have the right to commence legal proceedings directly against such employee, and such right shall be stipulated in the non-disclosure undertaking executed by ThaiLin’s employees. The damages that would be suffered by the Technology Provider as a result of a breach of the provisions of this Article XII may not be determinable and that an award of a monetary judgment for such a breach would be an inadequate remedy. Consequently, the Technology Provider shall have the right, in addition to any other rights it may have, to obtain, in any court of competent jurisdiction, injunctive relief or the like to restrain any breach or threatened breach of any provision of this Article XII or otherwise to specifically enforce any of the provisions hereof. In the event of ThaiLin’s breach (including the breach by its employees) of any of the provisions of this Article XII, ThaiLin agrees to pay the Technology Provider liquidated damages in the amount of NT$10,000,000 for each such breach. These remedies are in addition to any other remedy, including but not limited to, the recovery by the Technology Provider of its actual damages in excess of the liquidated damages, available to the Technology Provider.

12.7    The confidentiality obligations of the Parties and their employees shall survive the termination or expiration of this Agreement.

ARTICLE XIII    Term and Termination

13.1    This Agreement shall come into force on the Effective Date and shall remain in full force and effect for ten (10) years from the Effective Date, unless and until earlier terminated hereunder.

13.2    Unless otherwise provided by law, each Party may terminate this Agreement by delivering written notice to the other Party in the event that:

(i)	the other Party materially breaches this Agreement and, to the extent such breach is curable, fails to cure such breach within ten (10) days following the date the breaching Party receives written notice from the non-breaching Party describing such breach;

(ii)	the other Party materially breaches this Agreement and such breach is not curable;

(iii)	a petition for the other Party’s bankruptcy has been filed and is not discharged within thirty (30) days, whether voluntary or involuntary;

(iv)	an assignment of the other Party’s assets is made for the benefit of creditors;

(v)	the appointment of a trustee or receiver is made to take charge of the other Party’s business for any reason; or

(vi)	the other Party becomes insolvent or ceases to conduct business in the normal course.

For purposes of this Section 13.2, any breach of Articles VI, XII or XVI shall be deemed an incurable breach.

13.3    In the event that ChipMOS TECHNOLOGIES fails to control no less than 40% of shares of ThaiLin on behalf its own and/or persons designated by it on the Effective Date, ChipMOS TECHNOLOGIES may terminate this Agreement with a written notice at any time;

13.4    This Agreement and the License shall automatically terminate upon the passing of the resolution of winding up of ThaiLin by the board of directors of ThaiLin. Upon the termination of this Agreement and the License, ThaiLin shall cease to use any of the Licensed Technology, Licensed Systems or Technical Documentation, unless otherwise authorized by ChipMOS TECHNOLOGIES.

13.5    Notwithstanding the foregoing, the termination of this Agreement shall not relieve either Party of any liability or obligation accrued prior to such termination, and such termination shall not affect any provision which shall be effective after such termination as stipulated or implied herein. The exercising of its rights in this Article XIII by either Party shall not impair the exercising of other rights of such Party pursuant to provisions of law or herein.

ARTICLE XIV    Force Majeure

14.1    Notwithstanding any provisions herein, no Party shall be held liable or responsible to the other Party for failure or delay in fulfilling or performing any obligation under this Agreement if such failure or delay is caused by actions or events which are beyond the reasonable control of the affected Party, the effect of which is to prevent or interfere with such Party’s performance hereunder, including but not limited to any natural disasters, government act, war, warfare, blockage, city riot, revolution, strike, stoppage, fire, typhoon, seismic sea wave, flood, or any other circumstances of like or different character commonly referred to as force majeure. Each Party agrees to give the other Party prompt written notice of the occurrence of any such condition. In the event of that such condition continues for more than three months, the Parties may consult with each other whether or not to terminate this Agreement.

14.2    Notwithstanding the aforesaid, the Parties shall perform obligations stipulated herein as soon as possible after the end of such force majeure.

ARTICLE XV    Notice

15.1    All notices, requests and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or by registered return mail to:

In case of ThaiLin Semiconductor Corp.:

Contact person: Chen-Duo Ding

Address: 4, Yende Road, Fengshan Village, Hukou, Hsinchu

Fax: (03) 597-2042

In case of ChipMOS TECHNOLOGIES INC.:

Contact person: Shou-Kang Chen

Address: 1, R & D Road 1, Hsinchu Science-Based Industrial Park

Fax: (03) 566-8800

Provided, however, that if a Party shall have designated a different address by notice to the other Party, then to the last address so designated.

15.2    The written notice issued by either Party shall be deemed to have been duly given seven days after the mailing of such notice.

ARTICLE XVI    Assignment

Unless otherwise provided herein, no Party may assign rights or obligations stipulated herein to any third party without the written consent of the other Party.

ARTICLE XVII    Amendment

Unless otherwise provided herein, any alteration, amendment of this Agreement shall be mutually assented to in writing by both Parties.

ARTICLE XVIII    Performance

Both Parties hereby undertake to perform this Agreement with their best effort, and pay due respect to the principle and definition of provisions stipulated herein.

ARTICLE XIX    Governing Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the Republic of China. Both parties hereby agree, in the event of any legal dispute with regard to this Agreement, Hsinchu District Court, Taiwan R.O.C. shall be taken as the court of first instance.

ARTICLE XX    Individual Effectiveness

The provisions herein may be separated, should any provision of this Agreement or the application of such provision to any person or circumstance be held invalid by any governing court, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it held invalid shall not be affected thereby.

ARTICLE XXI    Entire Agreement

This Agreement and the annexes thereto shall constitute the sole and entire agreement between the Parties, and supersede all previous undertakings, agreements, and understandings, whether oral or written, between the Parties hereto prior to the execution of this Agreement.

ARTICLE XXII    Number of Agreement

This Agreement is executed in two counterparts, with one to each Party.

[Signatures on Next Page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and caused their respective corporate seals to be affixed by their officers thereunto duly authorized as of the day and year first written above.

ThaiLin Semiconductor Corp.

Legal Representative: Hsuerong Li (seal)

Address: 4, Yende Road, Fengshan Village, Hukou, Hsinchu

ChipMOS TECHNOLOGIES INC.

Legal Representative: Shih-Jye Cheng (seal)

Address: 1, R & D Road 1, Hsinchu Science-Based Industrial Park

ANNEX I. DESCRIPTION OF LICENSED SYSTEMS

1.	Quality system

.ISO quality system
.assembly and testing quality control system
.supplier management system
.product qualification system
.real-time statistical process control (SPC) system
.process capability evaluation
.product/system benchmarking analysis
.product failure analysis system
.instrument calibration management system

2.	Logistic system

.material requirement planning (MRP) system
.material control system
.inventory management system
.bonded goods system
.import/export management system

3.	Financial system

A. accounting management system
.general ledger
.invoice management system (incl. price table)
.account payable management system
.account receivable management system
.fixed asset management system
.purchase order management system
.cost management system
B. financial management system
.notes payable system
.loan management system
.financial management system
.short-term investment management system

4.	Information technology management (ITM) system

.office automation system (Lotus Notes, work flow)
.document control system
.business management system
.personal data and payroll system
.manufacture execution system of testing
.manufacture automation system of package assembly
.production automation system of package assembly
.test program management

ANNEX II. LIST OF LICENSED TECHNOLOGY

1.	Package & leadframe design

.thermal simulation and analysis
.stress simulation and analysis
.mold flow analysis

2.	Circuit re-distribution & organic substrate design (incl. Rigid and flex substrate)

.RLC parameter extraction
.electrical simulations

3.	Module and sub-system design

4.	Package assembly technology

.working instructions and procedures
.small tool and mold chassis design

5.	Module and sub-system manufacturing technology

6.	Testing technology

.working instructions and procedure
.burn-in board design
.hi-fix/change kit/small tool design

7.	Module and sub-system testing technology

8.	Test and burn-in program development